December 21, 2017

Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F. Street, NE

Washington, DC 20549

Attention: Christine Westbrook

Re:	Guardion Health Sciences, Inc.
Registration Statement on Form S-1 Filed November 30, 2017
File No. 333-221813

Dear Ms. Westbrook:

This letter sets forth the responses of Guardion Health Sciences, Inc., a Delaware corporation (the “Company” or “we”), to the comments received from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (by letter dated December 20, 2017) concerning the Company’s Registration Statement on Form S-1File No. 333-221813.

1.       Please revise your disclosure to provide a fixed price at which the selling securityholders will sell their shares until such time as the common stock is listed on a national securities exchange, or quoted on the OTC Bulletin Board, OTCQX or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions.

Response: We have revised our disclosure to provide a fixed price at which the selling securityholders will sell their shares until such time as our common stock is listed on a national securities exchange, or quoted on the OTC Bulletin Board, OTCQX or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions.

Sincerely,

\s\ Michael Favish
Michael Favish
Chief Executive Officer

cc:	David I. Sunkin, Esq.